FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr PL Turner, a director of
GFI Mining South Africa (Pty) Ltd and Mr JL Kruger, a director of
Gold Fields La Cima S.A, have retained some or all and/or sold their shares (Performance Vesting Restricted Shares (“PVRS”)
which were awarded to them in terms of The Gold Fields Limited
2005 Share Plan, as amended.

Details of the transaction are set out below:

J L Kruger
Nature of transaction
Off market purchase and on market
sale of shares in terms of the above
scheme
Transaction Date 03 September 2012
Number of Shares
11275
Class of Security Ordinary shares
Market Price per Share
R101.4904
Total Value
R1,144,304.26
Vesting Period
The award vests on the third
anniversary following the grant date.
Nature of interest Direct and Beneficial
PL Turner
Nature of transaction
Off market purchase and on market
sale of shares in terms of the above
scheme
Transaction Date
03 September 2012
Number of Shares 6548
Class of Security Ordinary shares
Market Price per share R101.4904
Total Value
R664,559.14
Vesting Period
The award vests on the third
anniversary following the grant date.
Nature of interest Direct and Beneficial
PL Turner
Nature of transaction
Off market acquisition of shares in
terms of the above scheme.
Transaction Date 03 September 2012
Number of Shares
9425
Class of Security Ordinary shares
Market Price per share
R99.8500

Total Value R941,086.25
Vesting Period
The award vests on the third
anniversary following the grant date.
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

05 September 2012
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 5 September 2012
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
              Relations and Corporate Affairs